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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Viropharma, Inc.

Title of Class of Securities:  Common Stock , par value $.002 per share

CUSIP Number:  928241 10 8

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

       UBS Asset Management (New York) Inc.
       1345 Avenue of the Americas New York, New York 10105
       Attention:  Roslyn M. Allison
       Telephone No. (212) 649-7103

     (Date of Event which Requires Filing of this Statement)

                       August 5, 1997

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following line if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 928241 10 8

1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

         UBS Asset Management (New York) Inc.
         13-27-25861

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         None

8.  Shared Voting Power:

         None

9.  Sole Dispositive Power:

         576,500

10. Shared Dispositive Power:

         None

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         576,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)


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         5.2%

14. Type of Reporting Person

         IA

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CUSIP No. 928241 10 8

1.  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       UBS (Lux) Equity Invest - Biotech, a subfund of UBS (Lux) Equity Invest c/o INTRAG International Equity Invest (Company for Fund Management) S.A. 3-5, Place Winston Churchill, B.P. 134, 2011 Luxembourg
       Attention:  Max Baumann

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         576,500

8.  Shared Voting Power:

         None

9.  Sole Dispositive Power:

         None

10. Shared Dispositive Power:

         None

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         576,500

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)

         5.2%

14. Type of Reporting Person

         OO
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Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock , $0.002 par value of Viropharma, Inc. (the "Issuer").

         The name and address of the principal executive and business office of the Issuer is:

         76 Great Valley Parkway
         Malvern, Pennsylvania  19355

Item 2.  Identity and Background

         (a) UBS Asset Management (New York) Inc. ("UBSAM"). UBSAM is a registered investment adviser which serves pursuant to an agreement as portfolio manager for UBS (Lux) Equity Invest - Biotech. A list of the directors and executive officers of UBSAM appears in Appendix A. UBSAM is a wholly-owned subsidiary of UBS Inc. UBS Inc. is a wholly-owned subsidiary of Union Bank of Switzerland, a company organized under the laws of Switzerland. Union Bank of Switzerland is principally engaged in general banking business. A list of the directors and executive officers of UBS Inc. and Union Bank of Switzerland appears in Appendix A.

         UBS (Lux) Equity Invest - Biotech is a subfund of the investment fund UBS (Lux) Equity Invest. UBS (Lux) Equity Invest has been established by INTRAG International Equity Invest (Company for Fund Management)) S.A. in collaboration with Union Bank of Switzerland, Zurich and Union de Banques Suisses (Luxembourg) S.A. as an open-end investment fund under Luxembourg law. INTRAG International Equity Invest (Company for Fund Management) S.A. was established as a subsidiary of INTRAG, Zurich, as a public limited company in Luxembourg for the purpose of managing UBS (Lux) Equity Invest. A list of the Directors and Executive Officers of INTRAG International Equity Invest (Company for Fund Management) S.A. appears in Appendix B.

         (b) The address of UBSAM is 1345 Avenue of the Americas, New York, New York 10105. The address of each of the directors and executive officers of UBSAM (except for directors or executive officers who are also directors or officers of UBS Inc. or Union Bank of Switzerland) is 1345 Avenue of the Americas, New York, New York 10105. The address of each of the directors and executive officers of UBS Inc. (except for directors or executive officers who are also directors or executive officers of Union Bank of Switzerland) is 299 Park Avenue, New York, New York 10171. The address of each of the directors and executive officers of Union Bank of Switzerland is c/o Union Bank of Switzerland, Bahnhofstrasse 45, 8021 Zurich, Switzerland.

         The address of UBS (Lux) Equity Invest - Biotech is c/o INTRAG International Equity Invest (Company for Fund Management) S.A., 3-5, Place Winston Churchill, B.P. 134, 2011 Luxembourg. The address of each of the directors and executive officers of INTRAG International Equity Invest (Company for Fund Management) S.A. appears in Appendix B.

         (c) The present principal occupation or employment of each of the directors and executive officers of each of UBSAM, UBS Inc and Union Bank of Switzerland are set forth in Appendix A.

         The present principal occupation or employment of each of the directors and executive officers of each of INTRAG International Equity Invest (Company for Fund Management) S.A. are set forth in Appendix B.
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         (d) During the past five years, neither UBSAM, UBS Inc. nor Union Bank of Switzerland nor, to the knowledge of UBSAM, any of the directors or executive officers of UBSAM, UBS Inc. or Union Bank of Switzerland has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         During the past five years, neither INTRAG International Equity Invest (Company for Fund Management) S.A. nor, to the knowledge of INTRAG International Equity Invest (Company for Fund Management) S.A., any of the directors or executive officers of INTRAG International Equity Invest (Company for Fund Management) S.A. has been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         (e) During the past five years, neither UBSAM, UBS Inc. nor Union Bank of Switzerland nor, to the knowledge of UBSAM, any of the directors or executive officers of UBSAM, UBS Inc. or Union Bank of Switzerland has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         During the past five years, neither INTRAG International Equity Invest (Company for Fund Management) S.A. nor, to the knowledge of INTRAG International Equity Invest (Company for Fund Management) S.A., any of the directors or executive officers of INTRAG International Equity Invest (Company for Fund Management) S.A. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or such person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) UBSAM is organized under the laws of New York. UBS Inc. is organized under the laws of New York and Union Bank of Switzerland is organized under the laws of Switzerland. Each director and executive officer of UBSAM (except for Mr. Arthur Decurtins and Mr. James Patrick McCaughan) is a citizen of the United States. To the knowledge of UBSAM, none of the directors or executive officers of Union Bank of Switzerland are citizens of the United States.

         INTRAG International Equity Invest (Company for Fund Management) S.A. is organized under the laws of Luxembourg. None of the directors or executive officers of INTRAG International Equity Invest (Company for Fund Management) S.A. are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         As described in Item 2(a) above, UBSAM exercises investment discretion with respect to the of UBS (LUX) Equity Invest - Biotech. In that capacity, UBSAM purchased the Shares, which are the subject of this Schedule 13D, on behalf of UBS (LUX) Equity Invest - Biotech. The funds for the purchase of the Shares came from participants' investments in UBS (LUX) Equity Invest - Biotech. No funds were borrowed to finance the purchase. UBS (LUX) Equity Invest - Biotech maintains sole voting rights with regard to the Shares.

Item. 4  Purpose of Transactions.

         (a) The Shares held by the UBSAM were acquired for, and are being held for, investment purposes. The acquisitions of the Shares described herein were made in the ordinary course of UBSAM's investment activities. UBSAM, on behalf of UBS (LUX) Equity Invest - Biotech, reserves the right to purchase or sell Shares in privately negotiated transactions or in any other lawful manner in the future.
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         (b) Planned/proposed extraordinary corporate transaction involving issuer or its subsidiaries. Not applicable.

         (c) Planned/proposed material sale/transfer of assets of issuer or its subsidiaries. Not applicable.

         (d) Planned/proposed change to the Board or Management of the Issuer. Not applicable.

         (e) Planned/proposed material change to the capitalization/dividend policy of the issuer. Not applicable.

         (f) Planned/proposed material change to the issuer's business or corporate structure. Not applicable.

         (g) Planned/proposed changes in the issuer's charter, bylaws, or instruments that may impede the acquisition of control of the issuer by any person. Not applicable.

         (h) Plans/proposals to cause a class of security of the issuer to be delisted. Not applicable.

         (i) Plans/proposals to cause a class of equity to become eligible for termination of registration pursuant to Section 12(g)(4). Not applicable.

         (j) Plans/proposals similar to any of the above. Not applicable.

Item 5.  Interest in Securities of Issuer.

         (a) Based on information obtained from the Issuer, 11,148,911 shares are believed to be outstanding. As of August 12, 1997, UBSAM and UBS (LUX) Equity Invest - Biotech were deemed to be the beneficial owners of 576,500 Shares which represented 5.2% of the Issuer's outstanding shares. UBS Inc. and Union Bank of Switzerland through their direct and indirect ownership of UBSAM, may be deemed to be indirect beneficial owners of the Shares.

         (b) UBSAM has the sole power to dispose of all the shares. INTRAG International Equity Invest (Company for Subfund Management) S.A. has the sole power to vote all the shares.

         (c) All transactions in the Shares effected by UBSAM during the sixty days prior to August 12, 1997 were effected in open-market transactions and are set forth in Exhibit C hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

               Except as described herein, there are no contracts, arrangements, understandings or relationships between the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer.
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Item 7.  Material to be Filed as Exhibits.

         Exhibit A. List of Directors and Executive Officers of UBSAM, UBS Inc. and Union Bank of Switzerland and their respective present principal occupation or employment.

         Exhibit B. List of Directors and Executive Officers of INTRAG International Equity Invest (Company for Fund Management) S.A. and their respective present principal occupation or employment and addresses

         Exhibit C. Schedule of Transactions in the Shares made by UBSAM.


         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 1997
----------------------------
Date


UBS Asset Management (New York) Inc.


/s/  Roslyn M. Allison
-----------------------------
Title: Vice President, Compliance Department


INTRAG International Equity Invest (Company for Fund Management) S.A.


/s/ Max Baumann
-----------------
Title: Chairman of the Board


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                                EXHIBIT INDEX


        Item No.                 Description
        --------                 -----------


         Exhibit A. List of Directors and Executive Officers of UBSAM, UBS Inc. and Union Bank of Switzerland and their respective present principal occupation or employment.

         Exhibit B. List of Directors and Executive Officers of INTRAG International Equity Invest (Company for Fund Management) S.A. and their respective present principal occupation or employment and addresses

         Exhibit C. Schedule of Transactions in the Shares made by UBSAM.